UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Amendment No. 1
Under the Securities Exchange Act of 1934


USAir Group, Inc
Name of Issuer

COMMON STOCK, $1.00 PAR VALUE PER SHARE
Title of Class of Securities

911-905-10-7
CUSIP Number

December 31, 2001
Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   Rule 13d-1 b
X  Rule 13d-1 c
   Rule 13d-1 d

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
 Act (however, see the Notes).




SCHEDULE 13G
Amendment No. 1
USAir Group, Inc.
Common Stock $1.00 par value


Cusip #:  911-905-10-7
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  4,401,084
Item 6:  -0-
Item 7:  4,401,084
Item 8:  -0-
Item 9:  4,401,084
Item 11: 6.5%
Item 12: IN



Item 1(a):  USAir Group, Inc.

Item 1(b):  2345 Crystal
Drive, Arlington, Virginia
22227

Item 2(a): Julian H. Robertson, Jr.

Item 2(b 101 Park Avenue,
New York, NY 10178

Item 2(c):  U.S.

Item 2(d):  Common Stock
$1.00 par value

Item 2(e):  911-905-10-7

Item 3: Not applicable

Item 4:  Ownership is
Incorporated by reference
to items (5) - (9) and (11)
of the cover page

Item 5:  Not applicable

Item 6:  Other persons are known
To have the right to receive
Dividends from, or proceeds from
the sale of such securities.
The interest of one such person,
Tiger Partners L.P., is more than 5%.

Item 7:  Not applicable

Item 8:  Not applicable

Item 9:  Not applicable



Item 10: By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.

After reasonable inquiry and
To the best of my knowledge
And belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 14, 2002


JULIAN H. ROBERTSON, JR. By:
/s/  Steven C. Olson
Under Power of Attorney
Dated 1/11/00, on file
with schedule 13GA No 4 for
Federal Mogul Corp. 5/15/00



AGREEMENT
The undersigned agree
That this Schedule 13G
Amendment No 1
dated February 14, 2002
relating to shares
of common stock of USAir
Group, Inc. shall be filed
on behalf of each of the
undersigned.



JULIAN H. ROBERTSON, JR.
By:  /s/  Steven C. Olson
Under Power of Attorney
Dated 1/11/00 on file with
Schedule 13GA No 4 for
Federal Mogul Corp. 5/15/00